UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Innovative Solutions and Support, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45769N-10-5

(CUSIP Number)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP 45769N-10-5

1	NAME OF REPORTING PERSON

Kevin P. Gilboy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,683,168
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

1,683,168
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,683,168
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.64% (1)
12	TYPE OF REPORTING PERSON

IN

(1)	Calculated based on 17,459,983 shares of common stock of the Issuer outstanding as of January 12, 2024, as reported in the Issuer’s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

SCHEDULE 13G

CUSIP 45769N-10-5

Item 1.	(a)	Name of Issuer

Innovative Solutions and Support, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

720 Pennsylvania Drive

Exton, PA 19341

Item 2.	(a)	Name of Person Filing

Kevin P. Gilboy (“Reporting Person”)

As of the date hereof, the holdings reported by the Reporting Person include an aggregate of 1,683,168 shares (the “Shares”) of common stock, par value $0.001 per share, of the Issuer (“Common Stock”), which Shares are held in separate trusts (the “Trusts”). The Reporting Person is a co-trustee of each of the Trusts and may be deemed to beneficially own the Shares held by the Trusts. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and the Reporting Person expressly disclaims beneficial ownership of such Shares.

(b)	Address of Principal Business Office or, if none, Residence

Gilboy & Gilboy LLP

Two Logan Square

100 N. 18th Street, Suite 1825

Philadelphia, PA 19103

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

45769N-10-5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K) If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned: 1,683,168

(b)	Percent of class: 9.64%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,683,168
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,683,168

As of the date hereof, the Reporting Person may be deemed to beneficially own 9.64% of the outstanding shares of Common Stock in the aggregate as a co-trustee of the Trusts in which the Shares are held. This percentage is calculated based on 17,459,983 shares of Common Stock of the Issuer outstanding as of January 12, 2024, as reported in the Issuer’s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

The Reporting Person disclaims beneficial ownership of these Shares and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

/s/ Kevin P. Gilboy
Kevin P. Gilboy, as co-trustee